First Quarter Report
June 30, 2010

Oncolytics Biotech Inc.
TSX:ONC
NASDAQ:ONCY

Second Quarter Report

For the quarter ended June 30, 2010

In the second quarter of 2010 we reached a number of key clinical milestones, most notably the opening of enrollment in our Phase 3 clinical study examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.  This registration study is our prime focus and we have expanded into other jurisdictions beyond the U.K. and the U.S.A. to include both Belgium and Canada.

Positive Clinical Trial Results

At the American Society of Clinical Oncology (“ASCO”) 2010 Annual Meeting in early June we reported new survival data from our Phase I/II U.K. trial (REO 011) of REOLYSIN combined with paclitaxel/carboplatin in patients with advanced cancers with emphasis on the squamous cell carcinoma of the head and neck. The mean overall survival (“OS”) in 24 treated head and neck cancer patients was more than eight months, with four patients still alive when the data was reported. The mean OS of the patients experiencing partial response (“PR”) and PR plus stable disease (“SD”) was statistically significantly greater than the mean survival of those patients experiencing progressive disease (hazard ratio 0.2, p=0.0249 and hazard ratio 0.27, p=0.04, respectively, with a 95% confidence interval). Although this data was derived from a single arm study, we feel it is both compelling and supportive of our decision to advance into a pivotal trial in this indication and we are hopeful we can duplicate these types of results in our Phase 3 study.

During the quarter, a paper entitled "Two-Stage Phase I Dose-Escalation Study of Intratumoural Reovirus Type 3 Dearing and Palliative Radiotherapy in Patients with Advanced Cancers," was published in the online version of the journal Clinical Cancer Research. The paper covered the final results from our Phase Ia/Ib U.K. clinical trial (REO 006) investigating the intratumoural delivery of REOLYSIN in combination with radiation to treat patients with advanced cancers. A total of 23 patients received a range of two to six intratumoural doses of REOLYSIN at escalating dosages up to a maximum of 1x1010 TCID50 with a constant localized radiation dose of either 20 Gy or 36 Gy. Of the seven evaluable patients in the low-dose (20Gy) radiation group, two patients had a PR (esophageal adenocarcinoma and squamous cell carcinoma (SCC) of the skin) and five had SD including patients with malignant melanoma, pancreatic adenocarcinoma, SCC of the larynx and SCC of the skin (2).  In the high-dose (36Gy) radiation group, five of seven evaluable patients had PRs (malignant melanoma (2), lung adenocarcinoma, colorectal adenocarcinoma, and ovarian adenocarcinoma) and two had SD (malignant melanoma).  These results suggest that REOLYSIN may be active in a range of cancer types.

Expanding Clinical Program

We continue to look for opportunities to advance into additional cancer indications based on observed activity from our clinical trial program.  During the second quarter we announced that the Cancer Therapy & Research Center at the University of Texas Health Science Center in San Antonio (CTRC) had started patient enrolment in a U.S. Phase 2 clinical trial (REO 017) using intravenous administration of REOLYSIN in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. The Principal Investigator for the trial is Dr. Monica Mita of the CTRC.  This study joins two other studies at CTRC that are already enrolling patients; a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with carboplatin and paclitaxel in patients with squamous cell carcinoma of the lungs (SCC lung cancer) (REO 021), and a Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with paclitaxel and carboplatin in patients with metastatic melanoma (REO 020).

In May, we also announced that following submission to the U.S. FDA for review, the Company was initiating a U.S. Phase I study of REOLYSIN in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer (REO 022). The principal investigator is Dr. Sanjay Goel of the Montefiore Medical Center at The Albert Einstein College of Medicine in New York.

At the end of the second quarter of 2010, our clinical trial program is currently examining head and neck, non-small cell lung, pancreatic, colorectal, melanoma, and squamous cell carcinoma of the lung cancers among others.

Looking Forward
Our focus for the balance of the year will be the advancement of our Phase 3 study in head and neck cancers, our first registration study.  As well, we will continue to examine opportunities to expand into other the cancer indications as we believe REOLYSIN may be effective in treating a variety of cancers.

Our fundamentals remain strong and we continue to report positive clinical and operational developments. We would like to thank all stakeholders for their ongoing support as we advance through our first Phase 3 clinical trial.

Dr. Brad Thompson
President and CEO

July 28, 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read in conjunction with the unaudited interim consolidated financial statements of Oncolytics Biotech Inc. as at and for the three and six months ended June 30, 2010 and 2009, and should also be read in conjunction with the audited financial statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) contained in our annual report for the year ended December 31, 2009.  The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

FORWARD-LOOKING STATEMENTS

The following discussion contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and under applicable Canadian provincial securities legislation.  Forward-looking statements, including our belief as to the potential of REOLYSIN®, a therapeutic reovirus, as a cancer therapeutic and our expectations as to the success of our research and development and manufacturing programs in 2010 and beyond, future financial position, business strategy and plans for future operations, and statements that are not historical facts, involve known and unknown risks and uncertainties, which could cause our actual results to differ materially from those in the forward-looking statements.

Such risks and uncertainties include, among others, the need for and availability of funds and resources to pursue research and development projects, the efficacy of REOLYSIN® as a cancer treatment, the success and timely completion of clinical studies and trials, our ability to successfully commercialize REOLYSIN®, uncertainties related to the research, development and manufacturing of pharmaceuticals, uncertainties related to competition, changes in technology, the regulatory process and general changes to the economic environment.

With respect to the forward-looking statements made within this MD&A, we have made numerous assumptions regarding among other things: our ability to obtain financing to fund our development program, our ability to receive regulatory approval to commence enrollment in our clinical trial program, the final results of our co-therapy clinical trials, our ability to maintain our supply of REOLYSIN® and future expense levels being within our current expectations.

Investors should consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements.  Forward-looking statements are based on assumptions, projections, estimates and expectations of management at the time such forward-looking statements are made, and such assumptions, projections, estimates and/or expectations could change or prove to be incorrect or inaccurate.  Investors are cautioned against placing undue reliance on forward-looking statements.  We do not undertake to update these forward-looking statements except as required by applicable law.

OVERVIEW

Oncolytics Biotech Inc. is a Development Stage Company

Since our inception in April of 1998, Oncolytics Biotech Inc. has been a development stage company and we have focused our activities on the development of REOLYSIN®, our potential cancer therapeutic.  We have not been profitable since our inception and expect to continue to incur substantial losses as we continue our research and development.  We do not expect to generate significant revenues until, if and when, our cancer product becomes commercially viable.

General Risk Factors

Prospects for biotechnology companies in the development stage should generally be regarded as speculative.  It is not possible to predict, based upon studies in animals, or early studies in humans, whether a new therapeutic will ultimately prove to be safe and effective in humans, or whether necessary and sufficient data can be developed through the clinical trial process to support a successful product application and approval.

If a product is approved for sale, product manufacturing at a commercial scale and significant sales to end users at a commercially reasonable price may not be successful.  There can be no assurance that we will generate adequate funds to continue development, or will ever achieve significant revenues or profitable operations.  Many factors (e.g. competition, patent protection, appropriate regulatory approvals) can influence the revenue and product profitability potential.

In developing a pharmaceutical product, we rely upon our employees, contractors, consultants and collaborators and other third party relationships.  There can be no assurance that these reliances and relationships will continue as required.

In addition to developmental and operational considerations, market prices for securities of biotechnology companies generally are volatile, and may or may not move in a manner consistent with the progress being made by Oncolytics.

See also “RISK Factors Affecting Future Performance” in our 2009 MD&A.

REOLYSIN ® Development Update for the Second Quarter of 2010

We continue to develop our lead product REOLYSIN® as a potential cancer therapy.  Our goal each year is to advance REOLYSIN® through the various steps and stages of development required for potential pharmaceutical products.  In order to achieve this goal, we actively manage the development of our clinical trial program, our pre-clinical and collaborative programs, our manufacturing process and supply, and our intellectual property.

Clinical Trial Program

We began the second quarter of 2010 with nine clinical trials, either enrolling patients or approved to commence enrollment.  We currently sponsor four of these trials which includes our Phase III head and neck clinical trial associated with our Special Protocol Assessment agreement with the U.S. Food and Drug Administration (“FDA”).  The other five clinical trials are sponsored by the U.S. National Cancer Institute (“NCI”), the Cancer Therapy & Research Center at The University of Texas Health Center in San Antonio (“CTRC”) and the University of Leeds (“Leeds”).

During the second quarter of 2010, we opened patient enrollment in our Phase III head and neck clinical trial and continued to expand into other jurisdictions receiving approval to conduct this trial by the Belgian Federal Agency for Medicines and Health Products (“FAMHP”).  As well, we expanded our clinical trial program to include a Phase I colorectal cancer study and a Phase II pancreatic cancer clinical trial.  We also presented positive updated results from our U.K. Phase I/II clinical trial focused on the head and neck at the ASCO annual meeting.  Finally, we completed patient enrollment in the Phase I portion of our U.S. Phase I/II recurrent malignant glioma clinical trial.

We exited the second quarter of 2010 with ten clinical trials of which four are sponsored by us and the remainder are sponsored by the NCI, CTRC, and Leeds. Our clinical trial program is currently examining head and neck, non-small cell lung, pancreatic, colorectal, melanoma, and squamous cell carcinoma of the lung cancers among others.

Clinical Trial – Phase 3 Head and Neck Pivotal Trial

During the second quarter of 2010, we continued to expand the number of jurisdictions of our Phase 3 head and neck pivotal trial to include Belgium.  We have approval to conduct our Phase III trial in the U.S., U.K. and Belgium.  As well, we opened up patient enrollment.  This is the same trial that we previously reached an agreement on with the FDA under the SPA process.

This trial is a randomized, two-arm, double-blind, multicentre, two-stage, adaptive Phase 3 trial that will assess the intravenous administration of REOLYSIN® with the chemotherapy combination of paclitaxel and carboplatin versus the chemotherapy alone in patients with metastatic or recurrent squamous cell carcinoma of the head and neck, or squamous cell cancer of the nasopharynx, who have progressed on or after prior platinum-based chemotherapy. All patients will receive treatment every three weeks (21 day cycles) with paclitaxel and carboplatin and will also receive, on a blinded basis, either intravenous placebo or intravenous REOLYSIN®.  All dosing takes place in the first five days of each cycle with all patients receiving standard intravenous doses of paclitaxel and carboplatin on day one only, and on days one through five, either intravenous placebo or intravenous REOLYSIN® at a dose of 3x1010 TCID50.  Patients may continue to receive the trial combination therapy for up to eight, 21-day cycles and, thereafter, blinded placebo or blinded REOLYSIN® until the patient has progressive disease or meets other criteria for removal from the trial.

The primary endpoint for the trial is overall survival (OS); secondary endpoints include progression free survival (PFS), objective response rate (complete response (CR) + partial response (PR)) and duration of response, and safety and tolerability of REOLYSIN® when administered in combination with paclitaxel and carboplatin.  The first stage of the trial is designed to enroll 80 patients. The second stage is adaptive, and is designed to enroll between 100 and 400 patients with the most probable statistical enrolment being 195 patients in this stage. This adaptive trial design allows frequent data evaluation to determine if the probability of reaching a statistically significant endpoint has been achieved.

The decision to pursue a Phase III trial in head and neck cancers was predicated on positive results seen in our Phase I and Phase II combination REOLYSIN® and paclitaxel/carboplatin clinical trials, as well as significant preclinical work demonstrating synergy in combination with taxane or platinum-based drugs. Updated results from the U.K. Phase I/II trial reported in November 2009 demonstrated an overall response rate (PR and CR) of 42% and a total clinical benefit rate (PR + CR + stable disease) of 74%.

Clinical Trial Program – Results

U.K. Phase I/II REOLYSIN® in Combination with Paclitaxel/Carboplatin

During the second quarter of 2010, a poster was presented covering updated results of our Phase I/II U.K. clinical trial of REOLYSIN® combined with paclitaxel/carboplatin for patients with advanced cancers at the ASCO 2010 Annual Meeting in Chicago, IL.

The poster entitled "Phase I/II Study of Oncolytic Reovirus Plus Carboplatin/Paclitaxel in Patients with Advanced Solid Cancers with Emphasis on Squamous Cell Carcinoma of the Head and Neck," (SCCHN) updated our previously disclosed interim data to include new overall survival data.

The researchers reported that 31 patients were enrolled (24 males; median age 59 years) with head and neck cancer (n=24), melanoma (n=4), peritoneal/endometrial cancer (n=2), or sarcoma (n=1). In the dose-escalation phase of the study, there were no dose-limiting toxicities. Grade 3/4 toxicities included anaemia, leucopenia, neutropenia, lymphopenia, thrombocytopenia, infection and hypotension. In the Phase II study, PR were noted in two of five patients with head and neck cancer. The Phase II study treated head and neck cancer patients at the maximum dose level (3 x 1010 TCID50) in order to further assess tumour response.  In total, 19 patients with head and neck cancer received at least two cycles and were evaluable for response. Most were SCCHN patients refractory to previous platinum-based chemotherapy for recurrent/metastatic disease.  Partial responses were seen in eight patients (42%) and stable disease (SD) in six (32%). One additional PR and one SD were observed among four patients with malignant melanoma.

The mean overall survival (OS) in 24 treated head and neck cancer patients is more than eight months, with four patients still alive at the time of the presentation.  The mean OS of the patients experiencing PR and PR plus SD is statistically significantly greater than the mean survival of those patients experiencing progressive disease (PD) (hazard ratio 0.2, p=0.0249 and hazard ratio 0.27, p=0.04, respectively, with a 95% confidence interval).

The researchers concluded that intravenous administration of reovirus in combination with carboplatin/paclitaxel is a safe and well-tolerated combination with promising anticancer activity in SCCHN. Further evaluation of this combination in a randomized Phase III trial in SCCHN is underway.

U.K. Phase Ia/Ib REOLYSIN® in Combination with Radiotherapy Clinical Trial

During the second quarter of 2010, a paper entitled "Two-Stage Phase I Dose-Escalation Study of Intratumoural Reovirus Type 3 Dearing and Palliative Radiotherapy in Patients with Advanced Cancers," was published in the online version of the journal Clinical Cancer Research.

The paper covers final results from our Phase Ia/Ib U.K. clinical trial investigating the intratumoural delivery of REOLYSIN® in combination with radiation to treat patients with advanced cancers. A total of 23 patients received a range of two to six intratumoural doses of REOLYSIN at escalating dosages up to a maximum of 1x1010 TCID50 with a constant localized radiation dose of either 20 Gy or 36 Gy. The principal investigator for the study was Dr. Kevin Harrington from The Institute of Cancer Research and The Royal Marsden Hospital, London, U.K.

Of the seven evaluable patients in the low-dose (20Gy) radiation group, two patients had a partial response (“PR”) (esophageal adenocarcinoma and squamous cell carcinoma (SCC) of the skin) and five had stable disease (“SD”) including patients with malignant melanoma, pancreatic adenocarcinoma, SCC of the larynx and SCC of the skin (2). In the high-dose (36Gy) radiation group, five of seven evaluable patients had PR (malignant melanoma (2), lung adenocarcinoma, colorectal adenocarcinoma, and ovarian adenocarcinoma) and two had SD (malignant melanoma).

The primary objective of the trial was to determine the maximum tolerated dose (MTD), dose limiting toxicity (DLT), and safety profile of REOLYSIN® when administered intratumourally to patients receiving radiation treatment. A secondary objective was to examine any evidence of anti-tumour activity. The treatment was well tolerated in all cohorts, with no DLTs, and no MTD was reached.

Clinical Trial Program – Clinical Collaboration

U.S. Phase 2 Pancreatic Cancer Clinical Trial

During the second quarter of 2010, we announced that CTRC started patient enrolment in a U.S. Phase 2 clinical trial using intravenous administration of REOLYSIN® in combination with gemcitabine (Gemzar®) in patients with advanced pancreatic cancer. The Principal Investigator is Dr. Monica Mita of the CTRC.

This trial is a single arm, open-label, Phase II study of REOLYSIN® given intravenously with gemcitabine every three weeks. Up to 33 patients are expected to be treated in this trial.  Eligible patients include those with advanced or metastatic pancreatic cancer with measurable disease who have not received any prior chemotherapy or biotherapy.

The primary objective of the Phase II trial is to determine the clinical benefit rate (complete response + partial response + stable disease) of intravenous multiple doses of REOLYSIN® in combination with gemcitabine in patients with advanced or metastatic pancreatic cancer. The secondary objectives are to determine the progression-free survival, and to determine the safety and tolerability of REOLYSIN® when administered in combination with gemcitabine.

This trial is the third of five clinical trials with the CTRC under our broad preclinical and clinical collaboration contract.  Our collaboration with CTRC will involve up to five, open-label, Phase 2 studies exploring the use of REOLYSIN® in combination with chemotherapy for various cancer indications.

Clinical Trial Program – Additional Cancer Indications

U.S. Phase 1 Colorectal Cancer Clinical Trial

During the second quarter of 2010, we expanded the cancer indications we are studying to include colorectal cancer by initiating a U.S. Phase 1 study of REOLYSIN® in combination with FOLFIRI (Folinic Acid (leucovorin) + Fluorouracil (5-FU) + Irinotecan) in patients with oxaliplatin refractory/intolerant Kras mutant colorectal cancer.  The principal investigator is Dr. Sanjay Goel of the Montefiore Medical Center at The Albert Einstein College of Medicine in New York.

The trial is a Phase I dose escalation study with three dose levels and cohorts of three to six patients to determine a maximum tolerated dose and dose-limiting toxicities with the combination of REOLYSIN® and FOLFIRI. FOLFIRI will be administered on the first day of a two week (14 day) cycle, while REOLYSIN® will be administered on days one through five of a four week (28 day) cycle.  Eligible patients include those with histologically confirmed cancer of the colon or rectum with Kras mutation and measurable disease.  They must have progressed on or within 190 days after last dose of oxaliplatin regimen as front-line therapy in the metastatic setting or be intolerant to oxaliplatin.

The clinical rationale for conducting this study was based on positive efficacy results seen in a range of our prior preclinical and clinical work with REOLYSIN®. This includes a National Cancer Institute screen of seven colorectal cancer cell lines (four with ras mutations), all of which were susceptible to REOLYSIN®; preclinical research into the efficacy of REOLYSIN® in combination with various chemotherapeutic agents in colorectal cancer cell lines; observation of CEA responses and stable disease in colorectal patients in a Phase I study of REOLYSIN® as a monotherapy; and evidence of viral replication of reovirus in liver metastases in patients with metastatic colorectal cancer in a translational study with REOLYSIN® as a monotherapy that is currently ongoing.

Manufacturing and Process Development

During the second quarter of 2010, we completed the bulk production of a second 100-litre cGMP production run for the year.  As well, we finished the fill and packaging of the 100-litre cGMP production run that was completed earlier in 2010.  Our process development activity for the second quarter of 2010 continued to focus on process validation and formulation studies.

Intellectual Property

At the end of the second quarter of 2010, we had been issued over 200 patents including 36 U.S. and 11 Canadian patents as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Financial Impact

We estimated at the beginning of 2010 that our cash requirements to fund our operations for the year would be approximately $24,000,000.  Our cash usage for the six month period ending June 30, 2010 was $9,299,963 from operating activities and $43,498 for the purchases of capital assets.  This is below our expectations mainly due to the timing of patient enrollment in our Phase III pivotal trial.  The Phase III pivotal trial has started enrolling and we estimate our cash requirements for the year will be approximately $21 million.  Our net loss for the first half of 2010 was $8,493,185.

Cash Resources

We exited the second quarter of 2010 with cash and short term investments totaling $24,885,898 (see “Liquidity and Capital Resources”).

Expected REOLYSIN® Development for the Remainder of 2010

Our planned development activity for REOLYSIN® in 2010 is made up of clinical, manufacturing, intellectual property and collaboration programs.  Our 2010 clinical program includes continuing patient enrollment in our Phase 3 head and neck clinical trial.  As well, we continue to expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Our 2010 manufacturing program continues to include two 100-litre production runs along with the related fill, labeling, packaging and shipping of REOLYSIN® to the various clinical sites as required, and performing smaller process development studies examining formulation, validation and additional scale up.

Recent Developments

Phase III Head and Neck Pivotal Trial

On July 19, 2010, we announced that we had received a No Objection Letter from Health Canada to conduct our Phase III pivotal trial examining REOLYSIN® in combination with paclitaxel and carboplatin in patients with platinum-refractory head and neck cancers.  We now have authorization to commence this trial in four jurisdictions including the U.S., the U.K. and Belgium.

SECOND QUARTER RESULTS OF OPERATIONS
(for the three months ended June 30, 2010 and 2009)

Net loss for the three month period ending June 30, 2010 was $4,351,974 compared to $4,334,757 for the three month period ending June 30, 2009.

Research and Development Expenses (“R&D”)

	$2010	$2009
Clinical trial expenses	1,034,846	1,103,388
Manufacturing and related process development expenses	1,775,863	1,378,221
Intellectual property expenditures	107,332	205,096
Research collaborations	17,093	10,429
Other R&D expenses	626,034	542,076
Research and development expenses	3,561,168	3,239,210

Clinical Trial Program

	$2010	$2009
Direct clinical trial expenses	585,632	1,103,388
Phase III start up expenses	449,214	—
Clinical trial expenses	1,034,846	1,103,388

During the second quarter of 2010, our clinical trial expenses decreased to $585,632 compared to $1,103,388 for the second quarter of 2009.  In the second quarter of 2010, we incurred direct patient expenses related to the four trials that we are sponsoring compared to 10 clinical trials in the second quarter of 2009.  We also continued to incur start up costs in the second quarter of 2010 related to our Phase III head and neck cancer clinical trial that were not incurred during the second quarter of 2009.

Manufacturing & Related Process Development (“M&P”)

	$2010	$2009
Product manufacturing expenses	1,425,478	1,257,039
Process development expenses	350,385	121,182
Manufacturing and related process development expenses	1,775,863	1,378,221

Our M&P expenses for the second quarter of 2010 increased to $1,775,863 compared to $1,378,221 for the second quarter of 2009.  During the second quarter of 2010, our production activity included the completion of the bulk harvest of our second 100-litre cGMP production run for the year along with vial and labeling costs associated with the 100-litre production run completed in the first quarter of 2010.  During the second quarter of 2009, we completed one 100-litre production run under cGMP conditions and commenced the validation of a larger scale vial, labeling and packaging process.

Our process development expenses for the second quarter of 2010 were $350,385 compared to $121,182 for the second quarter of 2009.  During the second quarter of 2010, our process development activity continued to focus on optimization and validation studies.  In the second quarter of 2009, we completed our lyophilization formulation development program and continued with process validation studies.
Intellectual Property Expenses

	$2010	$2009
Intellectual property expenses	107,332	205,096

Our intellectual property expenses for the second quarter of 2010 were $107,332 compared to $205,096 for the second quarter of 2009.  The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the second quarter of 2010, we had been issued over 200 patents including 36 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2010	$2009
Research collaborations	17,093	10,429

Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  During the second quarters of 2010 and 2009, we continued to selectively enter into collaborations and incurred costs with collaborative studies that were already ongoing.

Other Research and Development Expenses

	$2010	$2009
R&D consulting fees	9,427	31,766
R&D salaries and benefits	500,731	449,505
Other R&D expenses	115,876	60,805
Other research and development expenses	626,034	542,076

During the second quarter of 2010, our other research and development expenses increased to $626,034 compared to $542,076 for the second quarter of 2009.  During the second quarter of 2010, we increased our staff levels compared to the second quarter of 2009, in order to support our Phase III pivotal clinical trial.

Operating Expenses

	$2010	$2009
Public company related expenses	820,585	613,618
Office expenses	312,734	367,103
Operating expenses	1,133,319	980,721

During the second quarter of 2010, our public company related expenses were $820,585 compared to $613,618 for the second quarter of 2009.  In the second quarter of 2010, we incurred professional fees associated with the renewal of our base shelf prospectus that were not incurred in 2009.  As well, the costs associated with our Annual General Meeting increased as a result of holding our AGM in Toronto compared to Calgary in 2009.

Our office expense activity during the second quarter of 2010 remained consistent compared to the second quarter of 2009.

Foreign Exchange (Gain) Loss

	$2010	$2009
Foreign exchange (gain) loss	(349,229)	3,103

During the second quarter of 2010, our foreign exchange gain was $349,229 compared to a foreign exchange loss of $3,103 for the second quarter of 2009.  We currently hold U.S.$8,762,884.  The foreign exchange gain is primarily a result of the strengthening of the U.S. dollar compared to the Canadian dollar during the second quarter of 2010.

YEAR TO DATE RESULTS OF OPERATIONS
(for the six months ended June 30, 2010 and 2009)

Net loss for the six month period ending June 30, 2010 was $8,493,185 compared to $8,292,403 for the six month period ending June 30, 2009.

Research and Development Expenses (“R&D”)

	$2010	$2009
Clinical trial expenses	1,911,782	2,517,382
Manufacturing and related process development expenses	3,011,489	1,689,237
Intellectual property expenditures	324,168	549,327
Pre-clinical trial and research collaboration expenses	16,114	191,433
Other R&D expenses	1,136,928	1,104,486
Research and development expenses	6,400,481	6,051,865

Clinical Trial Program

	$2010	$2009
Direct clinical trial expenses	1,249,040	2,517,382
Phase III start up expenses	662,742	—
Clinical trial expenses	1,911,782	2,517,382

During the first half of 2010, our clinical trial expenses decreased to $1,249,040 compared to $2,517,382 for the first half of 2009.  In the first half of 2010, we incurred direct patient expenses related to the four trials that we are sponsoring compared to 10 sponsored clinical trials in the first half of 2009.  We have also incurred start up costs associated with our Phase III head and neck cancer clinical trial during the first half of 2010 that were not incurred during the first half of 2009.

We still expect our clinical trial expenses to increase in 2010 compared to 2009.  Our Phase III pivotal trial has started enrolling and we now expect completion of stage one of this trial (approximately 80 patients) to occur in 2011.  As well, we expect to complete our non-small cell lung cancer trial and support those clinical trials that are sponsored by CTRC, Leeds and the NCI.

Manufacturing & Related Process Development (“M&P”)

	$2010	$2009
Product manufacturing expenses	2,556,342	1,436,032
Process development expenses	455,147	253,205
Manufacturing and related process development expenses	3,011,489	1,689,237

Our M&P expenses for the six month period ending June 30, 2010 increased to $3,011,489 compared to $1,689,237 for the six month period ending June 30, 2009.

During the six month period ending June 30, 2010, we completed the bulk production of two 100-litre cGMP production runs along with vial, fill and packaging activities of the 100-litre production runs that were completed at the end of 2009 and the beginning of 2010.  For the first half of 2009, we only completed one 100-litre cGMP production run, continued to vial, label and package our 40-litre runs from 2008 and commenced the validation of a larger scale vial, labeling and packaging process.

Our process development expenses for the six month period ending June 30, 2010 were $455,147 compared to $253,205 for the six month period ending June 30, 2009.  During the first half of 2010, our process development activity focused on optimization and validation studies.  During the first half of 2009, we developed and completed our lyophilization formulation plan and continued with process validation studies.

We continue to expect that our M&P expenses for 2010 will increase compared to 2009.  We expect to complete the fill and packaging of our second 100-litre cGMP production run.  We also expect to continue to perform a number of small scale process development studies focusing on formulation, process validation, stability and scale up.

Intellectual Property Expenses

	$2010	$2009
Intellectual property expenses	324,168	549,327

Our intellectual property expenses for the first half of 2010 were $324,168 compared to $549,327 for the first half of 2009.   The change in intellectual property expenditures reflects the timing of filing costs associated with our expanded patent base.  At the end of the second quarter of 2009, we had been issued over 200 patents including 36 U.S. and 11 Canadian patents, as well as issuances in other jurisdictions.  We also have over 180 patent applications filed in the U.S., Canada and other jurisdictions.

Research Collaborations

	$2010	$2009
Research collaborations	16,114	191,433

During the six month period ending June 30, 2010, our research collaboration expenses were $16,114 compared to $191,433 for the six month period ending June 30, 2009.  Our research collaboration activity continues to focus on the interaction of the immune system and the reovirus and the use of the reovirus as a co-therapy with existing chemotherapeutics and radiation.  For the first half of 2010, we continued to selectively enter into collaborations.  For the first half of 2009, we completed the collaborative agreements we had entered into in 2008 and selectively entered into additional collaborations.

We still expect that our research collaboration expenses will be consistent with 2009.

Other Research and Development Expenses

	$2010	$2009
R&D consulting fees	45,278	65,682
R&D salaries and benefits	964,321	922,149
Other R&D expenses	127,329	116,655
Other research and development expenses	1,136,928	1,104,486

During the first half of 2010, the activity associated with our other research and development expenses remained consistent compared to the first half of 2009.  The increase in R&D salaries is a result of increasing staff levels required to run our Phase III pivotal trial which we initiated in the second quarter of 2010.

We still expect that our Other R&D expenses will remain consistent with 2009.

Operating Expenses

	$2010	$2009
Public company related expenses	1,462,763	1,257,945
Office expenses	619,980	709,540
Operating expenses	2,082,743	1,967,485

During the six month period ending June 30, 2010, our public company related expenses were $1,462,763 compared to $1,257,945 for the six month period ending June 30, 2009.  In the first half of 2009, we incurred professional fees associated with the renewal of our base shelf prospectus and incurred additional costs associated with our AGM that were not incurred in the first half of 2009.

During the six month period ending June 30, 2010, our office expenses were $619,980 compared to $709,540 for the six month period ending June 30, 2009.  These activities have continued to remain consistent.

Stock Based Compensation

	$2010	$2009
Stock based compensation	2,428	20,181

Stock based compensation for the six month period ending June 30, 2010 was $2,428 compared to $20,181 for the six month period ending June 30, 2009.  In the first half of 2010 and 2009, we incurred stock based compensation associated with the vesting of options previously granted.

Commitments

As at June 30, 2010, we are committed to payments totaling $1,200,000 for activities related to manufacturing, clinical trial activity and collaborations.  All of these committed payments are considered to be part of our normal course of business.

SUMMARY OF QUARTERLY RESULTS

The following unaudited quarterly information is presented in thousands of dollars except for per share amounts:

	2010		2009				2008
	June	March	Dec.	Sept.	June	March	Dec.	Sept.
Revenue	—	—	—	—	—	—	—	—
Net loss (3)	4,352	4,141	5,245	2,694	4,335	3,958	4,760	4,141
Basic and diluted loss per common share(3)	$0.07	$0.07	$0.09	$0.05	$0.09	$0.09	$0.11	$0.09
Total assets(1), (4)	26,569	30,159	35,593	10,240	12,755	9,802	13,987	13,542
Total cash(2), (4)	24,885	28,823	34,129	9,655	11,983	9,292	13,277	12,680
Total long-term debt	—	—	—	—	—	—	—	—
Cash dividends declared(5)	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1)	Subsequent to the acquisition of Oncolytics Biotech Inc. by SYNSORB in April 1999, we applied push down accounting.
(2)	Included in total cash are cash and cash equivalents plus short-term investments.
(3)
Included in net loss and loss per common share between June 2010 and September 2008 are quarterly stock based compensation expenses of $1,399, $1,029, $396,110, $7,982, $8,544, $11,637, $9,084, and $17,339, respectively.

(4)	We issued 17,524,211 common shares for net cash proceeds of $37,052,900 in 2009 (2008 – 2,650,000 common shares for net cash proceeds of $3,421,309)
(5)	We have not declared or paid any dividends since incorporation.

LIQUIDITY AND CAPITAL RESOURCES

	June 30, 2010 $	December 31, 2009 $

Cash and cash equivalents	23,205,961	32,448,939
Short-term investments	1,679,937	1,679,937
Working capital	22,023,389	31,366458

The decrease in our net cash and cash equivalent and short term investment positions reflects the cash usage from our operating activities of $9,299,963 which includes a reduction in net change in non-cash working capital of $792,229 for the six month period ending June 30, 2010.

We desire to maintain adequate cash and short-term investment reserves to support our planned activities which include our clinical trial program, product manufacturing, administrative costs, and our intellectual property expansion and protection.  To date, we have funded our operations through the issue of additional capital via public and private offerings and acquisition of a private company.  We now estimate the cost of our operations in 2010 will be $21 million.

We manage our research and development plan with the objective of ensuring optimal use of our existing resources.  Additional activities continue to be subject to adequate resources and we believe we will have sufficient cash resources to fund our presently planned operations into 2011.  Factors that will affect our anticipated cash usage for the remainder of 2010 and into 2011 and for which additional funding might be required include, but are not limited to, any expansion in our clinical trial program, the timing of patient enrollment in our approved clinical trials, the actual costs incurred to support each clinical trial, the number of treatments each patient will receive, the timing of R&D activity with our clinical trial research collaborations, the number and timing of manufacturing runs required to supply our clinical trial and manufacturing validation programs and the cost of each run, and the level of collaborative activity undertaken.

We have no assurances that we will be able to raise funds through the sale of our common shares, consequently, we continue to evaluate all types of financing arrangements.  We also want to be in a position to evaluate potential financings and be able to accept appropriate financings when available.  As a result, we renewed our base shelf prospectus on June 10, 2010 which qualified for distribution up to $150,000,000 of common shares, subscription receipts, warrants, and/or units.  Establishing our base shelf provides us with additional flexibility when seeking capital as, under certain circumstances, it shortens the time period to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  We were able to take advantage of our previous base shelf in 2009 with our two public offerings along with the exercise of the related warrants raising approximately $35 million.  Our renewed base shelf expires in July 2012.

Investing Activities

Under our Investment Policy, we are permitted to invest in short-term instruments with a rating no less than R-1 (DBRS) with terms less than two years.  We have $1,679,937 (December 31, 2009 – $1,679,937) invested under this policy and we are currently earning interest at an effective rate of 0.17% (2009 – 0.17%)

OTHER MD&A REQUIREMENTS

We have 61,569,969 common shares outstanding at July 28, 2010.  If all of our warrants (1,955,000) and options (3,923,693) were exercised we would have 67,448,662 common shares outstanding.

Additional information relating to Oncolytics Biotech Inc. is available on SEDAR at www.sedar.com.

Controls and Procedures

There were no changes in our internal controls over financial reporting during the quarter ended June 30, 2010 that materially affected or are reasonably likely to materially affect, internal controls over financial reporting.

Consolidated Financial Statements

Oncolytics Biotech Inc.

June 30, 2010

Oncolytics Biotech Inc.

CONSOLIDATED BALANCE SHEETS
(unaudited)

As at,

	June 30, 2010 $	December 31, 2009 $
ASSETS
Current
Cash and cash equivalents [note 7]	23,205,961	32,448,939
Short-term investments [note 7]	1,679,937	1,679,937
Accounts receivable	58,645	64,787
Prepaid expenses	718,418	507,408
	25,662,961	34,701,071

Property and equipment	222,312	208,320
Long term investment [note 11]	684,000	684,000
	26,569,273	35,593,391
LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and accrued liabilities	3,639,572	4,226,933

Shareholders' equity
Share capital
Authorized: unlimited number of common shares
Issued: 61,569,969 (December 31, 2009 – 61,549,969) [note 9]	131,980,274	131,908,274
Warrants [note 9]	2,073,441	4,511,441
Contributed surplus [note 3]	16,157,171	13,734,743
Deficit [note 4]	(127,281,185)	(118,788,000)
	22,929,701	31,366,458
	26,569,273	35,593,391

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS
(unaudited)

	Three Month Period Ending June 30, 2010 $	Three Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2010 $	Six Month Period Ending June 30, 2009 $	Cumulative from inception on April 2, 1998 to June 30, 2010 $
Revenue
Rights revenue	—	—	—	—	310,000
	—	—	—	—	310,000
Expenses
Research and development	3,561,168	3,239,210	6,400,481	6,051,865	92,538,772
Operating	1,133,319	980,721	2,082,743	1,967,485	30,702,275
Stock based compensation	1,399	8,544	2,428	20,181	5,195,545
Foreign exchange loss/(gain)	(349,229)	3,103	(2,850)	59,138	766,293
Amortization – intellectual property	—	90,375	—	180,750	3,615,000
Amortization – property and equipment	14,621	16,536	29,506	33,840	591,587
	4,361,278	4,338,489	8,512,308	8,313,259	133,409,472
Loss before the following:	4,361,278	4,338,489	8,512,308	8,313,259	133,099,472

Interest income	(9,304)	(3,732)	(19,123)	(20,856)	(6,582,569)
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Loss before income taxes	4,351,974	4,334,757	8,493,185	8,292,403	128,374,185
Future income tax recovery	—	—	—	—	(1,093,000)
Net loss and comprehensive loss for the period	4,351,974	4,334,757	8,493,185	8,292,403	127,281,185
Basic and diluted loss per share	0.07	0.09	0.14	0.18
Weighted average number of shares (basic and diluted)	61,556,343	47,449,182	61,553,173	45,659,353

See accompanying notes

Oncolytics Biotech Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three Month Period Ending June 30, 2010 $	Three Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2010 $	Six Month Period Ending June 30, 2009 $	Cumulative from inception on April 2, 1998 to June 30, 2010 $
OPERATING ACTIVITIES
Net loss for the period	(4,351,974)	(4,334,757)	(8,493,185)	(8,292,403)	(127,281,185)
Deduct non-cash items
Amortization – intellectual property	—	90,375	—	180,750	3,615,000
Amortization – property and equipment	14,621	16,536	29,506	33,840	591,587
Stock based compensation	1,399	8,544	2,428	20,181	5,195,545
Other non-cash items [note 5]	(415,280)	—	(46,483)	—	1,447,854
Net changes in non-cash working capital [note 5]	384,452	(1,414,201)	(792,229)	(1,578,220)	2,862,509
	(4,366,782)	(5,633,503)	(9,299,963)	(9,635,852)	(113,568,690)
INVESTING ACTIVITIES
Capital assets	(39,851)	—	(43,498)	(3,349)	(866,566)
Purchase of short-term investments	—	—	—	—	(51,096,801)
Redemption of short-term investments	—	1,925,600	—	5,846,634	48,998,380
Investment in BCY LifeSciences Inc.	—	—	—	—	464,602
Investment in Transition Therapeutics Inc.	—	—	—	—	2,532,343
	(39,851)	1,925,600	(43,498)	5,843,285	31,958
FINANCING ACTIVITIES
Proceeds from exercise of warrants and stock options	54,000	351,835	54,000	373,085	30,565,278
Proceeds from acquisition of private company	—	1,800,120	—	1,800,120	1,800,120
Proceeds from private placements	—	—	—	—	38,137,385
Proceeds from public offerings	—	6,172,819	—	6,172,819	66,320,777
	54,000	8,324,774	54,000	8,346,024	136,823,560
(Decrease) increase in cash and cash equivalents during the period	(4,352,633)	4,616,871	(9,289,461)	4,553,457	23,286,828
Impact of foreign exchange on cash and cash equivalents	415,280	—	46,483	—	(80,867)
Cash and cash equivalents, beginning of the period	27,143,314	7,366,481	32,448,939	7,429,895	—
Cash and cash equivalents, end of the period	23,205,961	11,983,352	23,205,961	11,983,352	23,205,961

See accompanying notes

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

1.	INCORPORATION AND NATURE OF OPERATIONS

Oncolytics Biotech Inc. (the “Company” or “we”) was incorporated on April 2, 1998 under the Business Corporations Act (Alberta) as 779738 Alberta Ltd.  On April 8, 1998, the Company changed its name to Oncolytics Biotech Inc.

The Company is a development stage biopharmaceutical company that focuses on the discovery and development of pharmaceutical products for the treatment of cancers that have not been successfully treated with conventional therapeutics.  The product being developed by the Company may represent a novel treatment for Ras mediated cancers which can be used as an alternative to existing cytotoxic or cytostatic therapies, as an adjuvant therapy to conventional chemotherapy, radiation therapy, or surgical resections, or to treat certain cellular proliferative disorders for which no current therapy exists.

2.	ACCOUNTING POLICIES

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  The notes presented in these interim consolidated financial statements include only significant events and transactions occurring since our last fiscal year end and are not fully inclusive of all matters required to be disclosed in our annual audited consolidated financial statements.  Accordingly, these interim consolidated financial statements should be read in conjunction with our most recent annual audited financial statements.  The information as at and for the year ended December 31, 2009 has been derived from our annual audited consolidated financial statements.

The accounting policies used in the preparation of these interim consolidated financial statements conform to those used in the Company's most recent annual financial statements.

Future Accounting Changes

International Financial Reporting Standards (“IFRS”)

The Canadian Institute of Chartered Accountants’ Standards Board announced that Canadian publicly accountable enterprises are required to adopt IFRS, as issued by the International Accounting Standards Board (IASB), effective January 1, 2011.

We have commenced the process to transition from current Canadian GAAP (“GAAP”) to IFRS.  Our transition plan, which in certain cases will be in process concurrently as IFRS is applied, includes the following three phases:

•
Scoping and diagnostic phase — This phase involves performing a high-level diagnostic assessment to identify key areas that may be impacted by the transition to IFRS. As a result of the diagnostic assessment, the potentially affected areas are ranked as high, medium or low priority.  This phase was finalized in 2008.

•
Impact analysis, evaluation and design phase — In this phase, each area identified from the scoping and diagnostic phase will be addressed in order of descending priority.  This phase involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

•
Implementation and review phase — This phase includes execution of changes to information systems and business processes, completing formal authorization processes to approve recommended accounting policy changes and training.  At the end of the implementation and review phase we will be able to compile financial statements compliant with IFRS.

In 2009, we performed our impact analysis with respect to IFRS 1 “First Time Adoption of International Financial Reporting Standards”, analyzed other known GAAP to IFRS differences and commenced the preparation of our IFRS accounting policies.

IFRS 1 “First Time Adoption of International Financial Reporting Standards”

Upon review of IFRS 1, and as at June 30, 2010, we expect to utilize the exemptions relating to investments in subsidiaries, jointly controlled entities and associates and relating to cumulative translation differences.  We do not expect there to be a significant impact on our financial statements as a result of using these exemptions.  As well, based on the transactions we have incurred to date and our specific facts, we believe it will not be necessary to utilize the other exemptions made available by IFRS 1.  As we move towards actual implementation and reporting under IFRS, we will continue to monitor our transactions and make use of any exemptions that are determined to benefit Oncolytics.

Other GAAP to IFRS Differences

Functional Currency

There are differences in the determination of an entity’s functional currency between GAAP and IFRS.  We are reviewing the facts of each of the entities within our corporate structure and we expect that our functional currencies should not change.

Foreign Currency Translation

The foreign currency translation of our subsidiaries may differ under IFRS compared to GAAP.  This is dependent on our conclusion relating to the functional currency of each of our subsidiaries.  We expect the impact of this difference to be insignificant.

Income Taxes

The IFRS standard, IAS 12 “Income Taxes” continues to be under review and it is expected to change before 2011.  We expect that, regardless of the results of the review, there will be differences between IFRS and GAAP, but will depend on the final standard.  The potential impact is not expected to impact our balance sheet or income statement, but will impact our valuation allowance within our income tax disclosure.

Treatment of Warrants with an Exercise Price Denominated in a Foreign Currency

There is a difference between GAAP and IFRS on the treatment of warrants with an exercise price denominated in a currency other than the entity’s functional currency.  Currently, IFRS would require accounting for these warrants as a liability measured at fair value with changes in fair value recorded in the consolidated statement of loss and comprehensive loss.  GAAP requires these warrants to be accounted for as an equity instrument.  We currently estimate that the impact on our interim consolidated financial statements would be to increase our liabilities and decrease our equity by approximately $1.17 million.  Settlement of this liability only impacts our equity accounts and has no impact on our cash balance.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

Financial Statement Presentation

There are differences between GAAP and IFRS relating to the presentation of financial statements.  We are currently reviewing the impact of these differences.  Currently, we expect that we will no longer be required to present cumulative from inception balances on our statements of loss and comprehensive loss and cash flows and our share capital note will be condensed to only include the years presented.

3.           CONTRIBUTED SURPLUS

Amount $
Balance, December 31, 2008	13,349,801
Stock-based compensation	424,273
Exercise of stock options	(39,331)
Balance, December 31, 2009	13,734,743
Stock-based compensation, net of surrendered unvested stock options	2,428
Exercise of stock options	(18,000)
Expired warrants	2,438,000
Balance, June 30, 2010	16,157,171

4.	DEFICIT

As at,	June 30, 2010 $	June 30, 2009 $
Deficit, beginning of the period	118,788,000	102,556,751
Net loss for the six month period	8,493,185	8,292,403
Deficit, end of the period	127,281,185	110,849,154

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

5.	ADDITIONAL CASH FLOW DISCLOSURE

Net Change in Non-Cash Working Capital

	Three Month Period Ended June 30, 2010 $	Three Month Period Ended June 30, 2009 $	Six Month Period Ended June 30, 2010 $	Six Month Period Ended June 30, 2009 $	Cumulative from inception on April 2, 1998 to June 30, 2010 $
Changes in:
Accounts receivable	(25,632)	(34,248)	6,142	(16,337)	(58,645)
Prepaid expenses	(296,866)	(334,460)	(211,010)	(255,817)	(718,418)
Accounts payable and accrued liabilities	706,950	(1,045,493)	(587,361)	(1,306,066)	3,639,572
Net change in non-cash working capital	384,452	(1,414,201)	(792,229)	(1,578,220)	2,862,509

Other Non-Cash Items	Three Month Period Ending June 30, 2010 $	Three Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2010 $	Six Month Period Ending June 30, 2009 $	Cumulative from inception on April 2, 1998 to June 30, 2010 $
Gain on sale of clinical data	—	—	—	—	(16,550)
Foreign exchange loss (gain)	(415,280)	—	(46,483)	—	506,053
Donation of medical equipment	—	—	—	—	66,069
Loss on sale of Transition Therapeutics Inc.	—	—	—	—	2,156,685
Gain on sale of BCY LifeSciences Inc.	—	—	—	—	(299,403)
Cancellation of contingent payment obligation settled in common shares	—	—	—	—	150,000
Future income tax recovery	—	—	—	—	(1,115,000)
	(415,280)	—	(46,483)	—	1,447,854

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

6.	CAPITAL DISCLOSURES

Our objective when managing capital is to maintain adequate cash resources to support planned activities which include the clinical trial program, product manufacturing, administrative costs and intellectual property expansion and protection.  We include shareholders’ equity, cash and cash equivalents and short-term investments in the definition of capital.

	June 30, 2010 $	December 31, 2009 $
Cash and cash equivalents	23,205,961	32,448,939
Short-term investments	1,679,937	1,679,937
Shareholders’ equity	22,929,701	31,366,458

We do not have any debt other than trade accounts payable and we have potential contingent obligations relating to the completion of our research and development of REOLYSIN®.

In managing our capital, we estimate our future cash requirements by preparing a budget and a multi-year plan annually for review and approval by our Board of Directors (the “Board”).  The budget establishes the approved activities for the upcoming year and estimates the costs associated with these activities.  The multi-year plan estimates future activity along with the potential cash requirements and is based on our assessment of our current clinical trial progress along with the expected results from the coming year’s activity.  Budget to actual variances are prepared and reviewed by management and are presented quarterly to the Board.

Historically, funding for our plan is primarily managed through the issuance of additional common shares and common share purchase warrants that upon exercise are converted to common shares.  Management regularly monitors the capital markets attempting to balance the timing of issuing additional equity with our progress through our clinical trial program, general market conditions, and the availability of capital.  There are no assurances that funds will be made available to us when required.

On June 10, 2010, we renewed our existing short form base shelf prospectus (the “Base Shelf”) that qualifies for distribution up to $150,000,000 of common shares, subscription receipts, warrants, or units (the “Securities”).  Under our Base Shelf, we may sell Securities to or through underwriters, dealers, placement agents or other intermediaries and also may sell Securities directly to purchasers or through agents, subject to obtaining any applicable exemption from registration requirements.  The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying Prospectus Supplement.

Renewing our Base Shelf provides us with additional flexibility when managing our cash resources as, under certain circumstances, it shortens the time period required to close a financing and is expected to increase the number of potential investors that may be prepared to invest in our company.  Funds received from a Prospectus Supplement will be used in line with our Board approved budget and multi-year plan.  The Base Shelf expires on July 10, 2012.

We are not subject to externally imposed capital requirements and there have been no changes in how we define or manage our capital in 2010.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

7.	CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Cash Equivalents

Cash equivalents consist of interest bearing deposits with our bank totaling $11,189,553 (December 31, 2009 - $15,518,939).  The current annual interest rate earned on these deposits is 0.30% (December 31, 2009 – 0.30%).

Short-Term Investments

Short-term investments which consist of guaranteed investment certificates are liquid investments that are readily convertible to known amounts of cash and are subject to an insignificant risk of changes in value.  The objectives for holding short-term investments are to invest our excess cash resources in investment vehicles that provide a better rate of return compared to our interest bearing bank account with limited risk to the principal invested.  We intend to match the maturities of these short-term investments with the cash requirements of the Company’s activities and treat these as held-to-maturity short-term investments.

	Face Value $	Original Cost $	Accrued Interest $	Carrying Value $	Fair Value $	Effective Interest Rate %
June 30, 2010
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

December 31, 2009
Short-term investments	1,679,937	1,679,937	Nil	1,679,937	1,679,937	0.17%

8. FINANCIAL INSTRUMENTS

Our financial instruments consist of cash and cash equivalents, short-term investments, accounts receivable, and accounts payable.  As at June 30, 2010, there are no significant differences between the carrying values of these amounts and their estimated market values.  Our long term investment is an equity investment in a private company with no active market for these securities and is measured at cost.

Credit risk
Credit risk is the risk of financial loss if a counter-party to a financial instrument fails to meet its contractual obligations.  We are exposed to credit risk on our cash and cash equivalents and short-term investments in the event of non-performance by counterparties, but we do not anticipate such non-performance.  Our maximum exposure to credit risk at the end of the period is the carrying value of our cash and cash equivalents and short-term investments.

We mitigate our exposure to credit risk by maintaining our primary operating and investment bank accounts with Schedule I banks in Canada.  For our foreign domiciled bank accounts, we use referrals or recommendations from our Canadian banks to open foreign bank accounts and these accounts are used solely for the purpose of settling accounts payable or payroll.

We also mitigate our exposure to credit risk by restricting our portfolio to investment grade securities with short-term maturities and by monitoring the credit risk and credit standing of counterparties.  Currently, 100% of our short-term investments are in guaranteed investment certificates.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

Interest rate risk
Interest rate risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  We are exposed to interest rate risk through our cash and cash equivalents and our portfolio of short-term investments.  We mitigate this risk through our investment policy that only allows investment of excess cash resources in investment grade vehicles while matching maturities with our operational requirements.

Fluctuations in market rates of interest do not have a significant impact on our results of operations due to the short term to maturity of the investments held.

Currency risk
Currency risk is the risk that future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates.  We are exposed to currency risk from the purchase of goods and services primarily in the U.S. and the U.K. and to the extent cash is held in foreign currencies.  The impact of a $0.01 increase in the value of the U.S. dollar against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2010 by approximately $18,912.  The impact of a $0.10 increase in the value of the British pound against the Canadian dollar would have increased our net loss for the six month period ending June 30, 2010 by approximately $72,546.

We mitigate our foreign exchange risk through the purchase of foreign currencies in sufficient amounts to settle our foreign accounts payable.

Balances in foreign currencies at June 30, 2010 are as follows:
	U.S. dollars $	British pounds £
Cash and cash equivalents	8,762,884	77,780
Accounts payable	(1,543,177)	(201,919)
	7,219,707	(124,139)

Liquidity risk
Liquidity risk is the risk that we will encounter difficulty in meeting obligations associated with financial liabilities.  We manage liquidity risk through the management of our capital structure as outlined in Note 6.  Accounts payable are all due within the current operating period.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

9.	SHARE CAPITAL

Authorized:

Unlimited number of no par value common shares
Issued:	Shares		Warrants
	Number	Amount $	Number	Amount $
Balance, December 31, 2009	61,549,969	131,908,274	4,255,000	4,511,441
Expired warrants	—	—	(2,300,000)	(2,438,000)
Exercise of stock options	20,000	72,000	—	—
Balance, June 30, 2010	61,569,969	131,980,274	1,955,000	2,073,441

The following table summarizes our outstanding warrants as at June 30, 2010:

Exercise Price	Outstanding, Beginning of the Period	Granted During the Period	Exercised During the Period	Expired During the Period	Outstanding, End of Period	Weighted Average Remaining Contractual Life (years)
US$3.50	1,955,000	—	—	—	1,955,000	4.33
$3.50	2,300,000	—	—	(2,300,000)	—	—
	4,255,000	—	—	(2,300,000)	1,955,000	4.33

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

10.	STOCK OPTIONS

Stock Option Plan

We have issued stock options to acquire common stock through our stock option plan of which the following are outstanding at June 30:
	2010		2009
	Stock Options	Weighted Average Share Price $	Stock Options	Weighted Average Share Price $
Outstanding, beginning of the period	3,936,543	4.72	3,885,993	4.59
Granted during the period	15,000	2.85
Cancelled/expired during the period	(257,850)	9.34	—	—
Exercised during the period	(20,000)	2.70	(60,500)	0.85
Outstanding, end of the period	3,673,693	4.40	3,825,493	4.61
Options exercisable, end of the period	3,622,526	4.42	3,764,326	4.68

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2010:

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price $	Number Exercisable	Weighted Average Exercise Price $
$1.45 - $2.37	798,693	5.7	2.08	775,026	2.09
$2.70 - $3.33	1,110,750	5.7	3.13	1,095,750	3.14
$4.00 - $5.00	1,201,750	4.3	4.86	1,189,250	4.86
$6.77 - $9.76	434,500	2.7	8.19	434,500	8.19
$12.15 - $13.50	128,000	0.3	12.69	128,000	12.69
	3,673,693	4.7	4.40	3,622,526	4.75

The outstanding options vest annually or after the completion of certain milestones.  We have reserved 6,134,997 common shares for issuance relating to outstanding stock options.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

The estimated fair value of stock options issued during the six month period ending June 30, 2010 was determined using the Black Scholes Option Pricing Model using the following weighted average assumptions and fair value of options:

	2010	2009

Risk-free interest rate	2.69%	—
Expected hold period to exercise	4.0 years	—
Volatility in the price of the Company’s shares	58%	—
Dividend yield	Zero	—
Weighted average fair value of options	$1.33	—

We use historical data to estimate the expected dividend yield and expected volatility of our stock in determining the fair value of the stock options. The risk-free interest rate is based on the Government of Canada marketable bond rate in effect at the time of grant and the expected life of the options represents the estimated length of time the options are expected to remain outstanding.

11.	LONG TERM INVESTMENT

In February 2010, we completed the conversion of our preferred share holding in British Canadian Biosciences Corp. (“BCBC”) into common shares.  BCBC is a privately held corporation and its common shares are not listed for trading in an active market.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

12.	RECONCILIATION OF CANADIAN GAAP TO U.S. GAAP

Our consolidated financial statements are prepared in accordance with Canadian GAAP which, in most respects, conforms to U.S. GAAP.  Significant differences between Canadian and U.S. GAAP are as follows:

		Three Month Period Ending June 30, 2010 $	Three Month Period Ending June 30, 2009 $	Six Month Period Ending June 30, 2010 $	Six Month Period Ending June 30, 2009 $	Cumulative from inception on April 2, 1998 to June 30, 2010 $
	Notes
Net loss for the period- Canadian GAAP	(2)	4,351,974	4,334,757	8,493,185	8,292,403	127,281,185
Amortization of intellectual property	(1)	—	(90,375)	—	(180,750)	(3,615,000)
Future income tax recovery	(1)	—	—	—	—	1,115,000
Revaluation of warrant liability	(3)	(391,000)	—	150,489	—	(900,981)
Net loss and comprehensive loss for the period - US GAAP		3,960,974	4,244,382	8,643,674	8,111,653	123,880,204
Basic and diluted loss per common share - US GAAP		(0.06)	(0.09)	(0.14)	(0.18)	—

There are no differences between Canadian GAAP and US GAAP in amounts reported as cash flows from (used in) operating, financing and investing activities.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

Balance sheet items in accordance with U.S. GAAP are as follows:
		June 30, 2010		December 31, 2009
	Notes	Canadian GAAP	U.S. GAAP	Canadian GAAP	U.S. GAAP
Intellectual property	(1)	—	—	—	—
Warrant liability	(3)	—	1,173,000	—	1,023,051
Warrants	(3)	2,073,441	—	4,511,441	2,437,460
Contributed surplus	(1)	16,157,171	13,657,171	13,734,743	11,234,743
Deficit	(1), (3)	127,281,185	123,880,204	118,788,000	115,237,070

1.	“Push-Down” Accounting and In Process Research and Development

Intellectual property of $2,500,000 was recorded as a consequence of SYNSORB’s acquisition of the Company’s shares and comprised intangible assets related to research and development activities.  The asset is now fully amortized.  Under U.S. GAAP, this would not have been capitalized on acquisition.

As a result of removing the $2,500,000 from intellectual property in 1999 for U.S. GAAP purposes, the amortization of the intellectual property, the future income tax recovery, and contributed surplus amounts recorded for Canadian GAAP purposes have been reversed.

2.	Presentation of Stock Based Compensation Expense

Under U.S. GAAP, stock based compensation expense is to be presented within the appropriate category of expenses on the statement of loss and comprehensive loss.  As a result, stock based compensation on the statement of loss and comprehensive loss would be reduced by $2,428 for the six month period ending June 30, 2010 (2009 – $20,181) and research and development and operating expenses would increase by $2,428 and $nil, respectively (2009 $20,181 and $nil, respectively).  Cumulative from inception stock based compensation would be reduced by $5,195,545 and cumulative from inception research and development and operating expenses would increase by $2,948,815 and $2,246,730, respectively.  There is no impact on the Company’s net loss.

3.	Treatment of Warrants with a Foreign Currency Exercise Price

Under U.S. GAAP, the prescribed accounting treatment for warrants with an exercise price denominated in a foreign currency is to treat these warrants as a liability measured at fair value with changes in fair value accounted for through the consolidated statement of loss.  The fair value of these warrants is determined using the Black Scholes Option Pricing Model.

Oncolytics Biotech Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

June 30, 2010

Additional Financial Instrument Disclosure

Financial Liabilities
Financial liabilities include the warrant liability which has been designated as held for trading and has been measured at fair value determined by the Black Scholes Option Pricing Model.  These warrants have not been listed on an exchange and therefore do not trade on an active market.  Changes in fair value are recorded as a gain or loss in the statement of consolidated loss.  The inputs used for determining fair value on June 30, 2010 are: risk free interest rate – 1.62%, expected hold period to exercise – 1.15 years, volatility in the price of our shares – 66.9%, expected dividend yield of nil and the June 30, 2010 share price.

Fair Value Measurement

The accounting guidance for fair value measurements prioritizes the inputs used in measuring fair value into the following hierarchy:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices included within Level 1 that are either directly or indirectly observable;

Level 3 - Unobservable inputs in which little or no market activity exists, therefore requiring an entity to develop its own assumptions about the assumptions that market participants would use in pricing.

The fair value of our Warrant Liability is based on level 2 (significant observable inputs).

Accounting for Uncertainty in Income Taxes

The tax years 2003 – 2009 remain open for audit examination by the respective Canadian taxing jurisdictions.

Shareholder Information

For public company filings please go to www.sedar.com or contact us at:

Oncolytics Biotech Inc.
Suite 210, 1167 Kensington Crescent NW
tel: 403.670.7377 fax: 403.283.0858
Calgary, Alberta, Canada T2N 1X7
www.oncolyticsbiotech.com

Officers

Brad Thompson, PhD
Chairman, President and CEO
Doug Ball, CA
Chief Financial Officer
Matt Coffey, PhD
Chief Operating Officer
Karl Mettinger, MD, PhD
Chief Medical Officer
George Gill, MD
Senior Vice President, Clinical and Regulatory Affairs
Mary Ann Dillahunty, JD, MBA
Vice President, Intellectual Property

Directors

Brad Thompson, PhD
Chairman, President and CEO, Oncolytics Biotech Inc.
Doug Ball, CA
CFO, Oncolytics Biotech Inc.
Ger van Amersfoort
Biotech Consultant
William A. Cochrane, OC, MD
Biotech Consultant
Jim Dinning
Chairman, Western Financial Group
Ed Levy, PhD
Adjunct Professor, University of British Columbia
J. Mark Lievonen, FCA
President, Sanofi Pasteur Limited
Bob Schultz, FCA
Corporate Director
Fred A. Stewart, QC
President, Fred Stewart and Associates Inc.